Rancho Santa Fe Mining, Inc.

9655 GRANITE RIDGE DRIVE, SUITE 200

SAN DIEGO, CA 92123

September 30, 2016

John Reynolds

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rancho Santa Fe Mining, Inc.
Amended Registration Statement on Form S-1/A
Filed August 29, 2016
File No. 333-208550

Dear Mr. Reynolds:

By letter dated September 2, 2016, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Rancho Santa Fe Mining, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amended Registration Statement on Form S-1 filed on August 29, 2016. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Legal Proceedings, page 30

  We note your response to comment 7. Please advise us of the parties and background of the lawsuit for which you assumed the liabilities.

Response: We respectfully submit to the staff that we have updated our disclosure to list the parties and background of the lawsuit for which we have assumed liabilities.

Certain Relationships and Related Transactions, page 39

  Please disclose any interest rate or other material terms of the cash advances from executives.

Response: We respectfully submit to the staff that we have updated our disclosure to list the interest rates and all material terms of the cash advances from our executives.

Unaudited Financial Statements for the Quarter Ended June 30, 2016 Statements of Operations and Cash Flows, page F-13 and F-14

  We note you continue to include a column for the three months ended June 30, 2015 and nine months ended June 30, 2015 in your statements of operations at page F-13 and a column for nine months ended March 31, 2016 in your statement of cash flows at page F-14 in your interim financial statements. Considering your date of inception is July 24, 2015, please revise to remove these columns or tell us why inclusions of these columns are necessary.

Response: We respectfully submit to the staff that we have removed the columns for the three months ended June 30, 2015 and nine months ended June 30, 2015 from our statement of operations. In addition, we have removed the column for the nine months ended March 31, 2016 from our statement of cash flows.

Recent Sales of Unregistered Securities, page 63

  We note your response to comment 9. We also note that you continue to disclose that the number of shares issued HMCI shareholders represented 45% of the Company’s Issued and outstanding shares at the time of their issuance in October 2015. However, it appears that upon issuance of 13,500,000 shares to HMCI shareholders, there were 27,000,000 shares issued and outstanding and, thus, HMCI shareholders would have held 50% of the Company’s issued and outstanding shares. Please revise your disclosure accordingly.

Response: We respectfully submit to the staff that we have updated our disclosure to state that at the time we issued 13,500,000 common shares to HMCI shareholders in October 2015, it represented 50% of our issued and outstanding shares.

Also, per my conversation with the Commission on September 6, 2016 regarding additional verbal comments, we respectfully submit to the staff that we have updated our disclosure on page F-15 to state that 3,000,000 shares were issued to Kodiak Capital Group, LLC (“Kodiak”) as a commitment fee pursuant to an Equity Line Purchase Agreement entered into with Kodiak.

We have also included the legal opinion (Exhibit 5.1) as an exhibit to our disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

The company acknowledges that

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Michael Midlam

Michael Midlam

Principal Executive Officer

Rancho Santa Fe Mining, Inc.

9655 Granite Ridge Drive, Suite 200

San Diego, CA 92123